Exhibit 99.1

Media Release

May 11, 2017

TELUS announces election of directors

All resolutions approved by large majority

Vancouver, B.C. — TELUS Corporation (TELUS) (TSX: T, NYSE: TU) announced today that the nominees listed in the information circular dated March 15, 2017 were elected as directors of TELUS. The detailed results of the vote for the election of directors held at TELUS’ Annual General Meeting on May 11, 2017 (the Meeting) are set out below.

Each of the following 13 nominees proposed by management was elected as a director of TELUS:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
R.H. (Dick) Auchinleck	307,092,680	97.26%	8,638,550	2.74%
Raymond T. Chan	313,889,739	99.42%	1,840,213	0.58%
Stockwell Day	313,000,209	99.14%	2,710,988	0.86%
Lisa De Wilde	315,152,300	99.82%	566,352	0.18%
Darren Entwistle	315,230,154	99.84%	507,618	0.16%
Kathy Kinloch	314,875,725	99.73%	848,172	0.27%
Mary Jo Haddad	314,939,979	99.75%	797,228	0.25%
John S. Lacey	303,860,358	96.24%	11,876,021	3.76%
William A. MacKinnon	312,907,223	99.10%	2,829,542	0.90%
John Manley	313,008,545	99.14%	2,722,104	0.86%
Sarabjit (Sabi) Marwah	315,104,238	99.80%	627,585	0.20%
Claude Mongeau	315,178,244	99.83%	551,300	0.17%
David Mowat	315,197,678	99.83%	523,666	0.17%

All matters voted on at the Meeting were approved as follows:

Matter	Votes For	% Votes For	Votes Withheld / Against	% Votes Withheld / Against
Appointment of auditors	315,925,149	98.49%	4,839,899	1.51%
Advisory vote to accept Company’s approach to executive compensation	293,998,700	93.12%	21,713,978	6.88%

Final voting results on all matters voted on at the Meeting will be published shortly on www.telus.com/agm, and filed with the Canadian and U.S. securities regulators.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.9 billion of annual revenue and 12.7 million subscriber connections, including 8.6 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.4 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $482 million to charitable and not-for-profit organizations and volunteered more than 1 million days of service to local communities since 2000. TELUS’ 12 Canadian community boards and 5 International boards have led the Company’s support of grassroots charities and have contributed more than $60 million in support of 5,595 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition. TELUS has been named to the Dow Jones Sustainability Index for the past 16 years, a feat unequalled by any other North American telecommunications company. As detailed in our TELUS Sustainability Report, our commitment to sustainability is inspired by nature to ensure a healthier future for us all.

For more information about TELUS, please visit telus.com

For more information, please contact:

Richard Gilhooley
TELUS Media Relations
(778) 868-0235
richard.gilhooley@telus.com